Exhibit 12.1

Computation of Ratio of Earnings to Fixed charges

								Pro forma FY 2003	Pro forma 1Q 2004
	Actual
	1999	2000	2001	2002	2003	1Q 2003	1Q 2004
Net (loss) income	$(2,349)	$5,400	$6,690	$6,037	$2,131	$811	$1,142	$(541)	$424
Adjustments
Income tax provision	3,881	12,043	12,876	10,199	13,511	1,910	4,288	12,072	3,901
Total fixed charges	21,217	23,503	27,633	25,298	26,222	6,431	6,672	30,333	7,777
Income	$22,749	$40,946	$47,199	$41,534	$41,864	$9,152	$12,102	$41,864	$12,102

Fixed charges
Interest expense	$13,509	$16,479	$19,373	$17,437	$18,550	$4,533	$4,835	23,193	6,076
Deferred issuance costs amortization	2,958	1,386	1,458	1,511	1,791	440	451	1,259	315
Imputed interest expense	4,750	5,638	6,802	6,350	5,881	1,458	1,386	5,881	1,386
Total fixed charges	$21,217	$23,503	$27,633	$25,298	$26,222	$6,431	$6,672	$30,333	$7,777

Ratio of Earnings to fixed charges	1.1	1.7	1.7	1.6	1.6	1.4	1.8	1.4	1.6